UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.)*

TPI COMPOSITES, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

87266J104
(CUSIP Number)

Todd E. Molz
General Counsel, Chief Administrative Officer & Managing Director
Oaktree Capital Group Holdings GP, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*
information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1	NAMES OF REPORTING PERSONS
Opps TPIC Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,794,890

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,794,890

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,794,890

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.01%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculations of percentage ownership are based on a total of 46,471,131 shares of common stock, par value $0.01 per share, of the Issuer (“Common Shares”), calculated based on the sum of (i) 42,571,228 Common Shares issued and outstanding as of October 31, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2023, and (ii) 3,899,903 Common Shares issued to the Reporting Persons in connection with the transactions reported herein.

1	NAMES OF REPORTING PERSONS
Oaktree Power Opportunities Fund V (Delaware) Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,725,240

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,725,240

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,725,240

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.71%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Calculations of percentage ownership are based on a total of 46,471,131 Common Shares, calculated based on the sum of (i) 42,571,228 Common Shares issued and outstanding as of October 31, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 2, 2023, and (ii) 3,899,903 Common Shares issued to the Reporting Persons in connection with the transactions reported herein.

1	NAMES OF REPORTING PERSONS
Oaktree Phoenix Investment Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
80,512

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
80,512

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,512

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.17%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Calculations of percentage ownership are based on a total of 46,471,131 Common Shares, calculated based on the sum of (i) 42,571,228 Common Shares issued and outstanding as of October 31, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 2, 2023, and (ii) 3,899,903 Common Shares issued to the Reporting Persons in connection with the transactions reported herein.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,520,130

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,520,130

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,520,130

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.73%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculations of percentage ownership are based on a total of 46,471,131 Common Shares, calculated based on the sum of (i) 42,571,228 Common Shares issued and outstanding as of October 31, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 2, 2023, and (ii) 3,899,903 Common Shares issued to the Reporting Persons in connection with the transactions reported herein.

1	NAMES OF REPORTING PERSONS
Atlas OCM Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
80,512

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
80,512

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,512

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.17%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculations of percentage ownership are based on a total of 46,471,131 Common Shares, calculated based on the sum of (i) 42,571,228 Common Shares issued and outstanding as of October 31, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 2, 2023, and (ii) 3,899,903 Common Shares issued to the Reporting Persons in connection with the transactions reported herein.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,600,642

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,600,642

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,600,642

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.90%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculations of percentage ownership are based on a total of 46,471,131 Common Shares, calculated based on the sum of (i) 42,571,228 Common Shares issued and outstanding as of October 31, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 2, 2023, and (ii) 3,899,903 Common Shares issued to the Reporting Persons in connection with the transactions reported herein.

1	NAMES OF REPORTING PERSONS
Brookfield Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,520,130

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,520,130

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,520,130

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.73%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculations of percentage ownership are based on a total of 46,471,131 Common Shares, calculated based on the sum of (i) 42,571,228 Common Shares issued and outstanding as of October 31, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 2, 2023, and (ii) 3,899,903 Common Shares issued to the Reporting Persons in connection with the transactions reported herein.

1	NAMES OF REPORTING PERSONS
BAM Partners Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,520,130

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,520,130

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,520,130

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.73%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculations of percentage ownership are based on a total of 46,471,131 Common Shares, calculated based on the sum of (i) 42,571,228 Common Shares issued and outstanding as of October 31, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 2, 2023, and (ii) 3,899,903 Common Shares issued to the Reporting Persons in connection with the transactions reported herein.

1	NAMES OF REPORTING PERSONS
Brookfield Asset Management ULC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
80,512

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
80,512

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,512

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.17%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculations of percentage ownership are based on a total of 46,471,131 Common Shares, calculated based on the sum of (i) 42,571,228 Common Shares issued and outstanding as of October 31, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 2, 2023, and (ii) 3,899,903 Common Shares issued to the Reporting Persons in connection with the transactions reported herein.

Item 1.	Security and Issuer

This statement of beneficial ownership on Schedule 13D relates to the Common Shares of TPI Composites, Inc., a Delaware corporation (the “Issuer”). According to the Issuer, the address of its principal executive office is 8501 N. Scottsdale Rd, Gainey Center II, Suite 100, Scottsdale, Arizona 85253.

Item 2.	Identity and Background

(a)-(c), (f) This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

1.	Opps TPIC Holdings, LLC, a Delaware limited liability company (“Opps”);

2.	Oaktree Power Opportunities Fund V (Delaware) Holdings, L.P., a Delaware limited partnership (“Power V”);

3.	Oaktree Phoenix Investment Fund, L.P., a Delaware limited partnership (“Phoenix” and, together with Opps and Power V, the “Oaktree Holders”);

4.	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”);

5.	Atlas OCM Holdings, LLC, a Delaware limited liability company (“Atlas”);

6.	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP” and, together with the Oaktree Holders, OCG, and Atlas, the “Oaktree Parties”);

7.	Brookfield Corporation, an Ontario corporation (“BN”);

8.	BAM Partners Trust, a trust formed under the laws of Ontario; and

9.	Brookfield Asset Management ULC, a British Columbia corporation (“Brookfield ULC” and, together with BN and BAM Partners Trust, the “Brookfield Parties”).

Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person (collectively, with respect to such persons relating to the Oaktree Parties, the “Oaktree Covered Persons” and, with respect to such persons relating to the Brookfield Parties, the “Brookfield Covered Persons” and together with the Oaktree Covered Persons, the “Covered Persons”) and is incorporated by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business of the Oaktree Holders is operations as private investment funds and related separate accounts and holdings companies and the principal business of OCG and Atlas is management of the Oaktree Holders. The principal business of OCGH GP is management of OCG and Atlas. The principal business address of each of the Oaktree Parties and each Oaktree Covered Person is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

The principal business of BN is management of OCG, the principal business of BAM Partners Trust is management of BN and the principal business of Brookfield ULC is management of Atlas. The principal business address of the Brookfield Parties and each Brookfield Covered Person is Brookfield Place, Suite 100, 181 Bay Street P.O. Box 762 Toronto, Ontario, Canada, M5J2T3.

(d)-(e) During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

As described in Item 4 below, on December 14, the Issuer issued to the Oaktree Holders 3,899,903 Common Shares in connection with the Purchase Agreement (as defined below).

Item 4.	Purpose of Transaction.

On December 14, 2023, the Issuer, entered into the following agreements with the Oaktree Holders to refinance the Reporting Persons’ outstanding Series A Preferred Stock holdings in the Company.

Credit Agreement and Guaranty

On December 14, 2023 (the “Closing Date”), the Company entered into a Credit Agreement and Guaranty (the “Credit Agreement”) with the subsidiary guarantors from time to time party thereto, the Oaktree Holders, and Oaktree Fund Administration, LLC, as administrative agent for the Oaktree Holders. The Credit Agreement establishes a term loan facility of $443,000,000 (the “Term Loan”), consisting of (i) $393,000,000 in Initial Term Loans (as defined in the Credit Agreement), which shall be deemed made on the Closing Date by the Oaktree Holders on a cashless basis in exchange for all the Series A Preferred Stock currently outstanding and held by the Oaktree Holders and, pursuant to the Common Stock Purchase Agreement (described below), $43,000,000 of the accrued and unpaid dividends on the Series A Preferred Stock (the “Cashless Exchange”) and (ii) up to $50,000,000 aggregate principal amount of commitments for Additional Term Loans (as defined in the Credit Agreement) to be extended on a Subsequent Funding Date (as defined in the Credit Agreement) during the Availability Period (as defined in the Credit Agreement), subject in each case to the terms and conditions set forth in the Credit Agreement.

A copy of the Credit Agreement is included as Exhibit 2 to this Schedule 13D, and is incorporated herein by reference. The foregoing description does not purport to be complete and is subject and qualified in its entirety by reference to the Credit Amendment.

Common Stock Purchase Agreement

On December 14, 2023, the Issuer entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with the Oaktree Holders. Pursuant to the Purchase Agreement and the terms of the Credit Agreement, the Oaktree Holders have agreed to waive, cancel and terminate their respective rights to an aggregate of $43,000,000 of accrued and unpaid dividends on the shares of Series A Preferred Stock in exchange for, and in consideration of, the issuance by the Company of an aggregate of 3,899,903 Common Shares to the Oaktree Holders. The issuance of the Common Shares to the Oaktree Holders was completed on December 14, 2023.

A copy of the Purchase Amendment is included as Exhibit 3 to this Schedule 13D, and is incorporated herein by reference. The foregoing description does not purport to be complete and is subject and qualified in its entirety by reference to the Purchase Amendment.

Amended and Restated Investor Rights Agreement

Contemporaneously with the execution and delivery of the Credit Agreement and the Purchase Agreement, the Issuer and the Oaktree Holders entered into an Amended and Restated Investor Rights Agreement (the “A&R Investor Rights Agreement”), which amends and restates in its entirety that certain Investor Rights Agreement, dated as of November 22, 2021, by and between the Issuer and the Oaktree Holders. The Investor Rights Agreement contains a number of customary covenants and agreements, including registration rights with respect to Common Shares held by the Oaktree Holders.

A copy of the A&R Investor Rights Agreement is included as Exhibit 4 to this Schedule 13D, and is incorporated herein by reference. The foregoing description does not purport to be complete and is subject and qualified in its entirety by reference to the A&R Investor Rights Agreement.

General

Each of the Reporting Persons acquired the Common Shares for investment purposes. The Reporting Persons will continuously evaluate the Issuer’s businesses, strategies, prospects, management, governance, operations, performance, financial matters, capital structure and prospects, market positions, strategic and other transactions (including transactions involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer), director and officer incentive programs, corporate governance decisions by the Issuer’s management and the Board of Directors of the Issuer (the “Board”), alternative investment opportunities, changes in law and/or regulations, general industry or economic conditions and all other factors that may increase the value of the Issuer’s securities beneficially owned by the Reporting Persons or that may be deemed relevant in determining whether additional securities will be acquired by the Reporting Persons or, if applicable, their affiliates or whether the Reporting Persons or, if applicable, any such affiliates will dispose of Common Shares or other securities of the Issuer. Depending on such factors, at any time, the Reporting Persons may acquire additional Common Shares or other securities of the Issuer in addition to the Common Shares reported herein, including, without limitation, a controlling position in the Common Shares or some or all of the Common Shares or other securities that are beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also seek to modify the terms of the Issuer’s securities held by them, through various transactions, including, without limitation, refinancing or derivative transactions, provide additional capital or debt financing to the Issuer, or pledge their interests in the Issuer’s securities as collateral for liquidity purposes.

Other than as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make informal recommendations or formal proposals to Issuer’s management or the Board, including any special committees of the Board and their respective advisors, other holders of the Issuer’s securities, industry analysts, financial sponsors, existing or potential strategic partners, sources or potential sources of capital and other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

(a), (b) and (c) The information contained on the cover pages of this Schedule 13D and the information set forth in Item 4 of this Schedule 13D are incorporated herein by reference.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 4,600,642 Common Shares, representing approximately 9.90% of the Common Shares outstanding as of the date hereof. All such ownership percentages of the securities reported herein are based upon a total of 46,471,131 Common Shares, calculated based on the sum of (i) 42,571,228 Common Shares issued and outstanding as of October 31, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 2, 2023, and (ii) 3,899,903 Common Shares issued to the Reporting Persons in connection with the transactions reported herein.

Opps directly holds 2,794,890 Common Shares.

Power V directly holds 1,725,240 Common Shares.

Phoenix directly holds 80,512 Common Shares.

OCG, in its capacity as the indirect manager of Opps and Power V, may be deemed to beneficially own the aggregate 4,520,130 Common Shares held directly by Opps and Power V.

Atlas, in its capacity as the indirect manager of Phoenix, may be deemed to beneficially own the 80,512 Common Shares held directly by Phoenix.

OCGH GP, in its capacity as the indirect owner of the Class B units of both OCG and Atlas, may be deemd to beneficially own the aggregate 4,600,642 Common Shares held directly by the Oaktree Holders.

BN, in its capacity as the indirect owner of the class A units of OCG, may be deemed to beneficially own the aggregate 4,520,130 Common Shares held directly by Opps and Power V;

BAM Partners Trust, in its capacity as the sole owner of Class B Limited Voting Shares of BN, may be deemed to beneficially own the aggregate 4,520,130 Common Shares held directly by Opps and Power V; and

Brookfield ULC, in its capacity as the indirect owner of Class A units of Atlas, may be deemed to beneficially own the 80,512 Common Shares held directly by Phoenix.

With respect to the Common Shares reported herein, each of the Reporting Persons may be deemed to have shared voting and dispositive power or the shared power to direct the vote and disposition of the number of Common Shares which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Shares referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than each Oaktree Holder with respect to securities reported as directly held by such Oaktree Holder.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Item 4 of this Schedule 13D which is incorporated by reference in response to this Item.

Each of the Reporting Persons entered in an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them statements on Schedule 13D with respect to securities of the Company to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated by reference herein.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Reporting Parties.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1.	Joint Filing Agreement, by and among the Reporting Persons, dated as of December 22, 2023.

2.
Credit Agreement and Guaranty, dated as of December 14, 2023, among the Issuer, the subsidiary guarantors from time to time party thereto, the Oaktree Holders, and Oaktree Fund Administration, LLC, and incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 14, 2023.

3.
Common Stock Purchase Agreement, dated as of December 14, 2023, among the Issuer and the Oaktree Holders, and incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 14, 2023.

4.
Amended and Restated Investor Rights Agreement, dated as of December 14, 2023, among the Issuer and the Oaktree Holders, and incorporated herein by reference to Exhibit 10.3 the Issuer’s Current Report on Form 8-K filed with the SEC on December 14, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2023

Opps TPIC Holdings, LLC
	By:	Oaktree Fund GP, LLC
	Its:	General Partner
	By:	Oaktree Fund GP I, L.P.
	Its:	Managing Member

	By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

Oaktree Power Opportunities Fund V (Delaware) Holdings, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner
By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

Oaktree Phoenix Investment Fund, L.P.

By:	Oaktree Phoenix Investment Fund GP, L.P.
Its:	General Partner
By:	Oaktree Phoenix Investment Fund GP, Ltd.
Its:	General Partner
By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

Oaktree Capital Group, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

Atlas OCM Holdings, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

Oaktree Capital Group Holdings GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

Brookfield Corporation

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Managing Director, Legal & Regulatory

BAM Partners Trust

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary

Brookfield Asset Management ULC

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director, Legal & Regulatory

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and any subsequent amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Dated: December 22, 2023

Opps TPIC Holdings, LLC

	By:	Oaktree Fund GP, LLC
	Its:	General Partner
	By:	Oaktree Fund GP I, L.P.
	Its:	Managing Member

	By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

Oaktree Power Opportunities Fund V (Delaware) Holdings, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner
By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

Oaktree Phoenix Investment Fund, L.P.

By:	Oaktree Phoenix Investment Fund GP, L.P.
Its:	General Partner
By:	Oaktree Phoenix Investment Fund GP, Ltd.
Its:	General Partner
By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	SeniorVice President

Oaktree Capital Group, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

Atlas OCM Holdings, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

Oaktree Capital Group Holdings GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

Brookfield Corporation

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Managing Director, Legal & Regulatory

BAM Partners Trust

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary

Brookfield Asset Management ULC

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director, Legal & Regulatory

Annex A - Covered Persons
Each of the individuals identified in this Annex A disclaim beneficial ownership over the Common Stock reported herein.

Oaktree Capital Group, LLC, Atlas OCM Holdings, LLC, and Oaktree Capital Group Holdings GP, LLC

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co- Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.

Justin B. Beber	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, Chief Administrative Officer and General Counsel for Brookfield Asset Management Ltd.

Bruce Flatt	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Brookfield Corporation and Brookfield Asset Management Ltd.

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Mama C. Whittington	Retired

Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Chief Financial Officer of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Brookfield Corporation

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Jeffrey M. Blidner, Director and Vice Chair	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Angela F. Braly, Director	250 Vesey Street, 15th Fl New York, NY 10281-1023, U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Maureen Kempston Darkes, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Janice Fukakusa, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Bruce Flatt, Director, Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive Officer, Brookfield Asset Management and Brookfield Corporation	Canada

Brian D. Lawson, Director and Vice Chair	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Howard S. Marks, Director	Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management Inc.	U.S.A.

The Honourable Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Fl Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield Corporation and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Lord Augustine Thomas O’Donnell, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K	Corporate Director	United Kingdom

Hutham S. Olayan, Director	250 Vesey Street, 15th Fl New York, NY 10281-1023, U.S.A.	Chair of Olayan Group	U.S.A. and Saudi Arabia

Diana L. Taylor, Director	c/o Bloomberg Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A.

Nicholas H. Goodman, President and Chief Financial Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	President and Chief Financial Officer, Brookfield Corporation	United Kingdom

BAM Class B Partners Inc. as Trustees of BAM Partners Trust

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Vice President	51 Yonge Street, Suite 100, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Bruce Flatt, Director and Vice President	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.-	Chief Executive Officer, Brookfield Asset Management and Brookfield Corporation	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Kathy Sarpash, Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director – Legal & Regulatory of Brookfield Asset Management	Canada

Brookfield Asset Management Ltd.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Mike Carney, Director and Head of Transition Investing	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chair of the Board and Head of Transition Investing	Canada

Satish Rai, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Olivia (Liv) Garfield, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive, Severn Trent PLC	United Kingdom

Nili Gilbert, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Vice-Chair, Carbon Direct LLC	U.S.A.

Keith Johnson, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Senior Managing Director, Sequoia Heritage	U.S.A.

Allison Kirkby, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	President and Chief Executive Officer, Telia Company AB	United Kingdom

Diana Noble, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Founder, Kirkos Partners	United Kingdom

Bruce Flatt, Director, Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive Officer, Brookfield Asset Management and Brookfield Corporation	Canada

Brian W. Kingston, Director, Managing Partner, Chief Executive Officer of Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer of Real Estate	Canada

Cyrus Madon, Director, Managing Partner, Chief Executive Officer of Private Equity	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity	Canada

Samuel J.B. Pollock, Director, Managing Partner, Chief Executive Officer of Infrastructure	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Infrastructure	Canada

Bahir Manios, Managing Partner, Chief Financial Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Financial Officer	Canada

Connor Teskey, Managing Partner, President and Chief Executive Officer of Renewable Power & Transition	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner, President and Chief Executive Officer of Renewable Power & Transition	Canada

Craig Noble, Managing Partner, Chief Executive Officer of Alternative Investments	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Alternative Investments	Canada